Exhibit 99.1

Brooge Energy Voluntarily Delists from Nasdaq

DUBAI, May 28, 2025 (GLOBE NEWSWIRE) -- Brooge Energy Limited, (“BEL” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services, today announced that it has provided notification to The Nasdaq Stock Market, LLC (“Nasdaq”) of its intent to voluntarily delist the Company’s ordinary shares (the “Shares”), from the Nasdaq Capital Market and subsequently deregister with the Securities and Exchange Commission (the “SEC”). The Company intends to file a Form 25 (Notification of Removal from Listing) with the SEC and Nasdaq relating to the delisting of its Shares on or about June 9, 2025. As a result, the Company expects the last day of quotation of its Shares on Nasdaq will be on or about June 19, 2025. The Company does not intend to list the Shares on another securities exchange.

Following the termination of the quotation of the Company’s Shares from Nasdaq, the Company intends to file a Form 15 with the SEC on or about June 19, 2025 to suspend its reporting obligations under the Exchange Act. As a result of the filing of the Form 15, the Company’s obligation to file certain Exchange Act reports and forms with the SEC, including Forms 20-F and 6-K, will immediately cease. Other SEC filing requirements will terminate upon the effectiveness of the deregistration. Although the Company will have no continuing requirement to file periodic reports with the SEC after June 19, 2025, the Company expects that the formal deregistration of its Securities will become effective 90 days after the filing of the Form 15 with the SEC. The documents filed with the SEC will be available at www.sec.gov.

The withdrawal of the Shares from listing and registration is being undertaken following a determination by the Company’s Board of Directors (the “Board”) that such delisting and deregistration is in the best interest of the Company and the holders of its Shares. The Board’s decision was based on a careful review of numerous factors, including but not limited to, the lack of an active trading market for the Company’s securities, the required resources and expenses relating to continued Securities Exchange Act of 1934 and Nasdaq disclosure and reporting requirements and related regulatory burdens which have resulted and would continue to result in significant operating expense and attention of the Company’s management team.

About Brooge Energy Limited

BEL is a Cayman Islands-based infrastructure provider which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services. BEL conducts the business and operations through its subsidiary BPGIC FZE. BPGIC FZE is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE Its business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by BEL with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. BEL does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

+1 212-896-1254

BROG@kcsa.com